Exhibit 1.01 Conflict Minerals Report
Introduction
This report has been prepared by the management of Kulicke and Soffa Industries, Inc. (the “Company,” “we,” “us” or “K&S”). The information includes the activities of all manufacturing operations for the calendar year ended December 31, 2014.
A. Company Overview
The Company designs, manufactures and sells capital equipment and expendable tools used to assemble semiconductor devices, including integrated circuits (“ICs”), high and low powered discrete devices, light-emitting diodes (“LEDs”), and power modules. We also service, maintain, repair and upgrade our equipment. Our customers primarily consist of semiconductor device manufacturers, outsourced semiconductor assembly and test providers (“OSATs”), other electronics manufacturers and automotive electronics suppliers.
We operate two main business segments, Equipment and Expendable Tools.
Equipment Segment
We manufacture and sell a line of ball bonders, heavy wire wedge bonders and wafer level bonders that are sold to semiconductor device manufacturers, OSATs, other electronics manufacturers and automotive electronics suppliers. Ball bonders are used to connect very fine wires, typically made of gold or copper, between the bond pads of the semiconductor device, or die, and the leads on its package. Wafer level bonders mechanically apply bumps to die, typically while still in the wafer format, for some variants of the flip chip assembly process. Heavy wire wedge bonders use either aluminum wire or ribbon to perform the same function in packages that cannot use gold or copper wire because of either high electrical current requirements or other package reliability issues.
We also sell manual wire bonders, and we offer spare parts, equipment repair, maintenance and servicing, training services, and upgrades for our equipment through our Support Services business unit.
On January 9, 2015, Kulicke & Soffa Holdings B.V. (“KSH”), the Company's wholly owned subsidiary, completed the acquisition of Assembléon Holding B.V. Assembléon, together with its subsidiaries, offers assembly equipment, processes and services for the automotive, industrial, and advanced packaging markets. Due to the timing of the acquisition, the Company did not include Assembléon Holding B.V. in the due diligence process for CMR 2014.
From our due diligence analysis described in Section D, we believe that our bonders contain electronic components and circuit parts, which may contain tin, tantalum, tungsten and gold ("3TGs").
Expendable Tools Segment
We manufacture and sell a variety of Expendable Tools for a broad range of semiconductor packaging applications. Our principal Expendable Tools segment products include capillaries, bonding wedges and dicing blades.
Suppliers
Substantially all of our manufacturing operations are located in countries other than the U.S. We manufacture our ball and wedge bonders in Singapore, our saw blades, capillaries and bonding wedges in China and capillary blanks in Israel.
We depend on our suppliers, including sole source suppliers, for critical raw materials, components and sub-assemblies. Our products are complex and require raw materials, components and sub-assemblies having a high degree of reliability, accuracy and performance. We rely on subcontractors to manufacture many of these components and sub-assemblies.
Some of our suppliers in turn rely on sub-suppliers for some of the raw materials, components and sub-assemblies that go into the modules that the suppliers supply us.
Many of our suppliers and sub-suppliers also supply to other prominent manufacturers of electronic equipments.

B. Conflict Minerals Compliance Plan

Conflict Minerals Policy
In 2013, we formulated the following Conflict Minerals Policy which we continued to follow in 2014:
“Conflict Minerals” originating from the Democratic Republic of the Congo ("DRC") and adjoining countries are sometimes mined in violation of human rights and traded to finance the unlawful activities. Some of these minerals and metals such as tantalum, tin, tungsten and gold ("3TGs"), can make their way into the supply chains of the products used around the world, including those in the electronics industry.
K&S' suppliers acquire and use minerals from multiple sources worldwide. As part of K&S' commitment to corporate responsibility and respecting human rights in our operations and global supply chain, it is K&S' goal to seek to use 3TGs in our products that are DRC conflict-free while continuing to support responsible in-region mineral sourcing from the DRC and adjoining countries.
K&S expects our suppliers to establish due diligence measures that will reasonably assure that products and components supplied to us contain only 3TGs that are DRC conflict-free.
Our commitment is achieved through:

•
Exercising due diligence with relevant suppliers consistent with the Organization for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas ("OECD Guidance") and encouraging our suppliers to do the same.

•	Providing due diligence information to confirm the 3TGs in our supply chain are DRC conflict-free and expecting our suppliers to do likewise.

•	Providing transparency in the implementation of this policy by making available reports on our progress to relevant stakeholders and the public.
The Policy is publicly available on our website at http://www.kns.com/en-us/Pages/CR.aspx. We are not including the information contained on our website as a part of, or incorporating it by reference into, this filing.
For additional information about our commitment to responsible sourcing and other human rights, see our Code of Conduct. http://www.kns.com/en-us/Pages/Corporate%20Governance.aspx.

Conflict Minerals Framework and Action Plan
We have adopted the following framework in working towards our Conflict Minerals compliance as set forth in the OECD Guidance and related supplements for 3TGs.
We took the following approach in assessing our Conflicts Minerals compliance:
K&S Conflicts Minerals Compliance Plan
We created a multi-disciplinary Conflict Minerals team to implement our Conflict Minerals compliance process, as noted below:

C. Conflict Minerals Team
In early 2013, in pursuit of achieving Conflict Minerals compliance, we formed a Conflict Minerals Committee (the "Committee"). The Committee consisted of employees from the Engineering, Supply Chain, Quality, IT, Legal and Finance departments of K&S. The purpose of the Committee was to oversee the work that was required to bring K&S in conformance with the Rule. For the 2014 calendar year, as was done for the 2013 calendar year, employees were assigned from different parts of the organization to support the due diligence process in identifying if 3TGs were present in the Company's material purchases for the assembly of its products. During 2014, the Committee regularly reviewed the due diligence progress to identify and provide resources to support the Conflict Minerals legislation requirements. The Committee appointed a multi-disciplinary due diligence team with the following responsibilities:
Engineering

•	Analyze and identify the Bill of Materials ("BOM") of products that contain 3TGs

•	Establish guidelines and controls to select Conflict Free Smelters ("CFS") sources for new and existing design and development of new and existing products
Supply Chain

•	Identify Tier-1 suppliers using 3TGs

•	Communicate with, educate and request information from affected Tier-1 suppliers and track information down the supply chain to smelter sources

•	Review responses, report red flags and develop risk mitigation strategy for suppliers violating sourcing policy

•	Track and report supplier performance or progress on 3TGs due diligence
Quality

•	Establish systems and processes to ensure due diligence compliance

•	Support third-party due diligence audits in preparation of SEC reporting

•	Respond to customer requests

•	Conduct internal audits and audits of suppliers in collaboration with Supply Chain
IT

•	Provide system support for IT data collection tools to assist in the due diligence process

•	Enhance IT requirements and automate for future years
Legal

•	Interpret regulations, assist in development of policies and processes based on OECD Framework and review of contract language

•	Track evolving guidelines and developments on Conflict Minerals compliance

•	Assist in the compilation of Form SD and the Conflict Minerals Report ("CMR")
Finance

•	Document and communicate K&S CM due diligence on the K&S website

•	Coordinate third-party due diligence audits on the CMR

•	Prepare Form SD and the CMR

•	File Form SD and the CMR with SEC

D. Due Diligence Process
1. Design of Due Diligence
Our due diligence measures have been designed to conform, in all material respects, to the framework in OECD Guidance and the related supplements for 3TGs.
2. Establish company management systems
We have established a management system for Conflict Minerals. Our management system includes the Committee, sponsored by our Chief Executive Officer and Chief Financial Officer as well as executive-level representatives and a multi-disciplinary team of subject matter experts from relevant functions such as:

•	Engineering

•	Supply Chain

•	Quality

•	IT

•	Legal

•	Finance
This team is responsible for implementing our Conflict Minerals compliance strategy and is led by our Senior VP, Global Operations and Chief Quality Officer, who acts as the executive Conflict Minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis. The Conflict Minerals team remains abreast of developments concerning Conflict Minerals by way of regular participation in industry events (such as roundtable discussions and webinars) and interaction with industrial peers.
Control systems
Control systems include, but are not limited to, our Code of Conduct which outlines expected behaviors for all K&S employees. We also included our Basic Operational Requirements as part of our purchasing agreements with suppliers.
Supplier Engagement
With respect to the OECD requirement to strengthen engagement with suppliers, as described above, we commenced detailed engagement with our Tier-1 suppliers in 2013 and further strengthened our engagement with the suppliers in 2014, encouraging them to further engage with their sub-suppliers with the intentions of ultimately identifying smelter sources. Necessary training was also made available to the Tier-1 suppliers.
Feedback from this engagement has allowed us to determine the quality of responses, understand the current stage of compliance or extent of undeterminability and lastly categorize suppliers for future actions.
Violation of CM Policy
Employees and suppliers can report any violations of K&S’s policies through K&S's Whistleblower procedure. We will not use any suppliers that are in violation of our policy. To date, we have not encountered anyone that, to our knowledge, is in violation of our policy.
Maintain records
We have adopted a policy to retain relevant documentation in line with our quality management systems. K&S is ISO 9001:2008 Quality Management System certified. One of the requirements in the ISO 9001:2008 is Control of Records (clause 4.2.4) which defines the controls needed for the identification, storage, protection, retrieval, retention and disposition of records.
3. Identify and assess risk in the supply chain
Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify the complete universe of sub-suppliers of our suppliers.
We identified about 75 Tier-1 suppliers to whom we sent the Electronics Industry Citizenship Coalition/Global e-Sustainability Initiative ("EICC/GeSI") Conflict Minerals Reporting Template (CMRT). We rely on these suppliers, whose components may contain 3TGs, to provide us with information about the source of Conflict Minerals contained in the components supplied to us. Our Tier-1 suppliers are similarly reliant upon information provided by their suppliers. About 4 of the Tier-1 suppliers are also SEC registrants and are therefore themselves subject to the Rule.
The Conflict Minerals team reviewed and verified the completed templates, declarations and records from suppliers for completeness. The information received was updated in the K&S conflict minerals database. We also sought the services of a third-party vendor in engaging with our suppliers, follow-ups and consolidation of responses.

The following is the process that the Conflict Minerals team followed in the review and update of the information received:

The Conflict Minerals team assessed risks and made decisions for mitigation actions that needed to be taken for any non-compliance found in the reported information from suppliers for Conflict Minerals.
4. Design and implement a strategy to respond to identified risks
K&S has an approved risk management plan, through which the Conflict Minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.
As part of our risk management plan, to ensure suppliers understand our expectations we have a website (http://www.kns.com/en-us/Pages/CSR.aspx) with information, outreach events, and supplier's training. We are not including the information contained on our website as a part of, or incorporating it by reference into, this filing.
As described in our Conflict Minerals policy, we will engage such suppliers whom we have reason to believe are supplying us with 3TGs from sources that may support conflict in the DRC or any adjoining country and to establish an alternative source of 3TGs in cases where the potential sources may be supporting such conflict, as provided in the OECD guidance. To-date, we have found no instances where it was necessary to terminate a contract or find a replacement supplier.
5. Carry out independent third-party audit of smelter/refiner due diligence practices
We do not typically have a direct relationship with smelters and refiners of 3TGs and do not perform or direct audits of these entities within our supply chain.
6. Report annually on supply chain due diligence
In lieu of auditing and in our efforts to follow the OECD Framework, we determined that requesting supplier information on smelters and refiners using the EICC/GeSI template, and reviewing the responses received, represents the most reasonable effort to determine the mine or country of origin. Our annual CMR will be posted as part of our SEC filings and on our website.
Determination
As of the cut-off date of April 17, 2015 for responses from our Tier-1 suppliers and follow-ups, we have received responses from about 96% of the suppliers surveyed and reviewed the responses against criteria developed to determine which suppliers required further engagement. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. We have worked directly with these suppliers to better understand their responses.
Responses included the names of over 300 entities listed by our suppliers as smelters or refiners. About 25% of these suppliers provided information at a product level and about 60% of these suppliers provided information at company level. However, about 40% of these suppliers have not identified specifically the smelters whose 3TGs may have been included in parts supplied to K&S. As part of our review we compared these identified facilities to the CFSI list of smelters and where a supplier indicated that the facility was certified as Conflict-Free, we verified that the name was listed by CFSI.

E. Future steps towards Conflict Minerals compliance
Moving forward, we intend to take the following steps to improve our due diligence process to further mitigate any risk that any Conflict Minerals in our products could benefit armed groups in the DRC or adjoining countries:

a.	Include a Conflict Minerals flow-down clause in new or renewed supplier contracts.

b.	Expand the percentage of Equipment coverage and hence the number of suppliers for Conflict Minerals compliance.

c.	Engage with suppliers frequently and direct them to training resources to increase response rate and improve compliance to the Rule.

d.
After providing the opportunity to change, we will disengage from those of our suppliers found to be persisting in supplying us with 3TGs from sources that support conflict in the DRC or any adjoining country, by establishing an alternative source of 3TGs.

We work with OECD, Supply Chain Organizational Requirements (SCOR), industry peers and relevant trade associations to define and improve best practices and leverage over the supply chain. In line with our continuous improvement program, we also had an assessment conducted on our current practices by an external independent third party in 2014 and have incorporated its recommendations.